31 August 2011

Ms. Mills-Apenteng, Esq.
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

RE:           Withdrawal of the July S-4 filing

Ms. Mills-Apenteng:

Thank you your time, patience, and kind consideration in this matter.

To clarify Sungame’s position on the matter regarding the withdrawal of the S-4 and more thoroughly address the Commission’s comments:

1)
Sungame is currently undergoing a review of the 14C for any material deficiencies or concerns in the substance and/or procedures of the 14C filed on 6 July 2011 and amended on 12 July 2011. Sungame will then make the findings of this inquiry public via 8K. We expect the findings to become available in approximately 30 days from the withdrawal of the S-4.

2)
Sungame is also conducting an inquiry as to the material reliance on the 14C, dated 6 July 2011 and amended on 12 July 2011, and the ramifications of rescission, withdrawal, and justifiable reliance thereon. The results of this inquiry, and the plan of action moving forward, will be made available in the 8K. [supra]

3)
Contemporaneously with the inquiry,  Sungame is endeavoring a complete revisitation of the information provided, with particular attention, although not exclusive attention, to a detailed description of the terms of the transaction, the background of the negotiation that resulted in the acquisition agreement and financial information, and inclusion and/or bolstering all other information which a potential investor would find useful in the decision making process, as well as aspects that may be of interest to the Commission. This process has already begun and Sungame has undertaken to provide this information upon its availability.

4)
Sungame is still currently seeking leave to withdraw the S-4, dated 6 July 2011 and amended on 12 July 2011. Sungame maintains the contention that withdrawal of the S-4, dated 6 July 2011 and amended on 12 July 2011, is the preliminary step to the additional information, as requested by the Commission, on the 14C, in addition to the matters of importance the Commission has raised. In the view of Sungame, and contractually speaking, the S-4 is the final consummation of the 14C, and the supplemental information, which Sungame is currently in the process of producing, would be prudent to have time for digestion and discussion, if any. Therefore, Sungame is not currently objecting to the comments of the Commission and respectfully requests leave to withdraw the S-4 so supplemental information can be added to the 14C, as requested.

5)
To summarize: Sungame will conduct an inquiry as to the material deficiencies and procedures regarding the 14C and make available the findings of that inquiry via 8K. Contemporaneously, Sungame is currently in the process to add the material the Commission has requested, in the 8K aforementioned. The timeline of the 8K is set for 30 days after the withdrawal of the S-4.

Respectfully,

By:  /s/  Neil Chandran
               Neil Chandran
               Chief Executive Officer

3091 West Tompkins Avenue
Las Vegas, Nevada  89103
Telephone:  (310) 666-0051